Form C

Cover Page

Name of issuer:

Painterland Sisters LLC

Legal status of issuer:

> Form: Limited Liability Company
>
> Jurisdiction of Incorporation/Organization: PA
>
> Date of organization: 8/31/2020

Physical address of issuer:

27 Lititz Run Rd
Lititz PA 17543

Website of issuer:

https://painterlandsisters.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Simple Agreement for Future Equity (SAFE)

Target number of securities to be offered:

150,000

Price:

$1.00000

Method for determining price:

Pro-rated portion of the total principal value of $150,000; interests will be sold in increments of $1; each investment is convertible to one unit as described under Item 13.

Target offering amount:

$150,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,200,000.00

Deadline to reach the target offering amount:

4/29/2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

5

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$359,596.00	$9,900.00
Cash & Cash Equivalents:	$123,536.00	$9,206.00
Accounts Receivable:	$165,295.00	$78.00
Short-term Debt:	$357,240.00	$64,694.00
Long-term Debt:	$771,856.00	$104,131.00
Revenues/Sales:	$653,769.00	$600.00
Cost of Goods Sold:	$565,559.00	$11,726.00
Taxes Paid:	$0.00	$0.00
Net Income:	($813,863.00)	($156,532.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Painterland Sisters LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Hayley Painter	Co-CEO Painterland Sisters	Painterland Sisters	2020
Stephanie Painter	Co-CEO Painterland Sisters	Painterland Sisters	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Jim Hyland	Fractional COO	2022
Hayley Painter	CO-CEO	2020
Stephanie Painter	CO-CEO	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Hayley Painter	Membership Interests	50.0
Stephanie Painter	Membership Interests	50.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion

of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> **There is no market for the Company's securities, and Investors will likely be unable to sell or transfer Company's securities and should be prepared to bear the risk of this investment and lack of liquidity of the Company's securities for an indefinite period.**
>
> There is not and will not be a public market for the Company's securities. In addition, the Operating Agreement requires compliance with a right of first refusal process before Company's securities may be sold. The Company's securities may not be resold except in compliance with the

registration requirements of the Securities Act of 1933, as amended, or an exemption therefrom. As a result, it may be difficult to dispose of the Company's securities at all or at an acceptable price, and an Investor should be prepared to bear the risk of this investment for an indefinite period of time.

The Company was formed as a public benefit company; as a result, our goal is not entirely to maximize profit or the value of the Company.

As a public benefit company, the Company has a primary goal of providing employment opportunities in an economically depressed geographic region, as well as, connecting consumers with the direct source of their food by utilizing regenerative agriculture practices to create nutritious, sustainable products for consumers nationwide. In addition, the Company's goal is to be profitable in order to grow and increase our value. As a result, the Managers may make decisions to advance its stated goals, but which do not maximize, or are even inconsistent with, making a profit or increasing the value of the Company for Investors.

The Company is committed, both based upon the Company's goals, and by our marketing pitch for our products, to purchasing our organic milk from small Pennsylvania farms and, in particular, from the Family Farm, which could result in the Company paying higher prices to obtain organic milk for its products than we would otherwise pay if it was willing to seek organic milk from other sources of supply.

Part of the reason the Managers started the Company was to ensure an outlet for the milk produced by Pennsylvania family dairy farms, but in particular, by the Family Farm, which is in its third generation of ownership. While the Company may be able to obtain organic milk products from various sources outside of Pennsylvania and outside of the Family Farm at lower prices, the Managers fully intend to use every effort to purchase as much of the Company's organic milk requirements as it can from Pennsylvania sources and, in particular, from the Family Farm. The Company will be seeking to enter into an agreement with the Family Farm to secure the supply of milk by the Family Farm to the Company. As a result, you should only invest in the Company's securities if you are comfortable that the Managers are biased to use the Company to help Pennsylvania dairy farms and the Family Farm by purchasing their dairy products.

Our business expansion goals are focused on selling to large regional and national outlets.

A risk when selling into larger retail chains is the potential for high costs associated with doing business with them. These costs may include slotting fees, which are fees charged by the retailer for a product to be placed on their shelves, as well as deductions for damaged products or unsold inventory. These costs can significantly impact profitability and cash flow, making it important for businesses to carefully evaluate the financial implications of selling to larger retail chains.

Given the Managers' interest in using the Company's business to sustain the demand for the Family Farm's milk products and to help other Pennsylvania dairy farmers, the Managers do not foresee that they will be interested in selling the Company unless the vision of the potential buyer is aligned.

The Manager's long-term plan for the Company does not include selling the Company unless the vision of the potential buyer is aligned with sourcing milk from the Family Farm and like minded organic farms in their area along with providing a nutritious, organic, real dairy product nationwide.

Jim Hyland is a part-time fractional officer. As such, it is likely that the company will not make the same progress as it would if he or someone similar were not there.

Our indebtedness could adversely affect our business.

The Company has substantial debt in the form of a $1.0 million line of credit from First Citizens Community Bank which is currently fully drawn. In addition, the Company has entered into a $300,000 line of credit from First Citizens Community Bank which is currently fully drawn. In addition, the Company has borrowed approximately $524,604 from related parties, whose loans accrue the AFR lowest interest rate on long term loans; which as of May 2023 was currently 3.72% and are due and payable on demand.

The Company's indebtedness may:

• make it difficult for the Company to satisfy its obligations, including paying operating costs;

• limit its ability to obtain additional financing to operate the Company's business;

• require it to dedicate a substantial portion of its cash flow to service debt, reducing its ability to use cash flow to fund working capital, capital expenditures and other general corporate requirements;

• limit its flexibility to plan for, and react to, changes in the Company's business and the industry in which it operates;

• place it at a competitive disadvantage relative to some of our competitors that have less debt;

• make it more vulnerable to increases in interest rates, resulting in higher interest costs in respect of floating rate debt; and

• increase its vulnerability to general adverse economic and industry conditions, including changes in interest rates, increase raw material prices or a downturn in the Company's business or the economy.

Covenant restrictions under our credit facility agreements may limit our ability to operate our business.

The Company's loan agreement contains, among other things, covenants that restrict our ability to finance future operations or capital needs or to engage in other business activities including, among other things, our ability to:

• incur additional indebtedness;

• make significant operational changes;

• create liens on or sell our assets;

• pay distributions on or repurchase units;

• make restricted payments;

- create or permit restrictions on the ability of subsidiaries to pay dividends or make other distributions;

- enter into transactions with affiliates; and

- engage in mergers, consolidations and certain dispositions of assets.

In addition, we are required to maintain specified financial ratios and tests which may require that we or they take action to reduce debt or to act in a manner contrary to our business objectives. Events beyond our control, including changes in general business and economic conditions, may affect our ability to meet those financial ratios and tests.

We may not meet those ratios and tests, and our lender may not waive any failure to meet those ratios and tests. A breach of any of these covenants or failure to maintain these ratios would result in an event of default on our loans.

Upon dissolution of the Company, you may not recoup all or any portion of your investment.

In the event of a liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the assets of the Company will first be used to satisfy the Company's secured creditors. If any assets remain, those assets will then be used to satisfy the Company's unsecured creditors (which include holders of the SAFEs). If any assets remain after the payment of all of our debts and liabilities, those remaining assets will then be distributed to all Members, pro rata in proportion to their holdings of units of membership interest in the company, subject to any contractually provided preference to one or more classes of units of membership interest. There can be no assurance that we will have available assets to pay off our creditors, or that there will be any proceeds remaining for distribution to the holders of units of membership interest in the Company upon such a liquidation, dissolution or winding-up of the Company. In this event, you could lose some or all of your investment.

Because we rely on a limited number of third-party suppliers, we may not be able to obtain raw materials on a timely basis or in sufficient quantities to produce our products or meet the demand for our products.

We rely on a limited number of vendors to supply us with raw materials including, most importantly, organic milk. Our financial performance depends in large part on our ability to arrange for the purchase of raw materials in sufficient quantities at competitive prices. We are not assured of continued supply or pricing of raw materials. If any of our suppliers were to breach their obligations under applicable supply agreements, our supply of raw materials would be in jeopardy. In addition, suppliers of raw materials with whom we do not have a supply agreement could discontinue or seek to alter their relationship with us. Events that adversely affect our suppliers of raw materials could impair our ability to obtain raw material inventory in the quantities that we desire. Such events include problems with our suppliers' businesses, finances, livestock, labor relations, costs, production, insurance and reputation, as well as natural disasters, fires or other catastrophic occurrences.

We currently use three cooperative suppliers with access to

hundreds of family dairy farms for the organic milk used in our products. Any interruption in the supply of organic milk from our suppliers would have a material adverse effect on our business if we cannot replace these suppliers in a timely manner or at all.

We currently have ten suppliers for non-milk components used in our production. Any interruption in the supply of non-milk components from our suppliers would have a material adverse effect on our business if we cannot replace these suppliers in a timely manner or at all.

All of our ingredients must be certified USDA Organic. The supply of USDA Organic ingredients is not unlimited. Any problems with the USDA Organic supply chain for our ingredients would have a material adverse effect on our business.

If we need to replace an existing supplier, there can be no assurance that supplies of raw materials will be available when required on acceptable terms, or at all, or that a new supplier would allocate sufficient capacity to us in order to meet our requirements, fill our orders in a timely manner or meet our quality standards. If we are unable to manage our supply chain effectively and ensure that our products are available to meet consumer demand, our operating costs could increase and our profit margins could decrease.

We use a limited number of distributors for the substantial majority of our sales, and if we experience the loss of one or more distributors and cannot replace them in a timely manner, our results of operations may be adversely affected.

As of May 30, 2023 respectively, the Company has a customer concentration among three customers. One of those customers accounts for approximately 11% of revenue, and the other two account for approximately 19% and 26% of the Company's revenue, for a total concentration of revenue of 56% among those three customers.

Loss of our co-manufacturer relationship, or our failure to timely identify and establish relationships with a new co-manufacturer, could harm our business and impede our growth.

All of our revenue is derived from products manufactured at manufacturing facilities owned and operated by our co-manufacturer (Reykjavik Creamery). Despite a binding agreement to the contrary, our co-manufacturer could seek to alter or terminate its relationship with us or otherwise breach such agreement, leaving us with periods during which we have limited or no ability to manufacture our products. If we need to replace our co-manufacturer, there can be no assurance that additional capacity will be available when required on acceptable terms, or at all.

An interruption in, or the loss of operations at, our co-manufacturing facilities, which may be caused by work stoppages, disease outbreaks or pandemics, acts of war, terrorism, fire, earthquakes, flooding or other natural disasters, could delay, postpone or reduce production of some of our products, which could have a material adverse effect on our business, results of operations and financial condition until such time as such interruption is resolved or an alternate source of production is secured.

Food safety and food-borne illness incidents or advertising or product mislabeling may materially adversely affect our business by exposing us to lawsuits, product recalls or regulatory enforcement actions, increasing our operating costs and reducing demand for our product offerings.

Selling food for human consumption involves inherent legal and other risks, and there is increasing governmental scrutiny of, and public awareness regarding, food safety. We are subject to risks affecting the food industry generally, including risks posed by the following: food spoilage or food contamination; consumer product liability claims; product tampering; the possible unavailability and expense of product liability insurance; and the potential cost; regulatory actions related to labeling and marketing and disruption of a product recall.

Unexpected side effects, illness, injury or death related to allergens, food-borne illnesses or other food safety incidents caused by products we sell, or involving our co-manufacturer or raw material suppliers, could result in the discontinuance of sales of these products or our relationships with such co-packers and suppliers, or otherwise result in increased operating costs, regulatory enforcement actions or harm to our reputation. Shipment of adulterated or misbranded products, even if inadvertent, can result in criminal or civil liability. Such incidents could also expose us to product liability, negligence or other lawsuits, including consumer class action lawsuits. Any claims brought against us may exceed or be outside the scope of our existing or future insurance policy coverage or limits. Any judgment against us that is more than our policy limits or not covered by our policies or not subject to insurance would have to be paid from our cash reserves, which would reduce (and could exhaust or exceed) our capital resources.

The Occurrence of food-borne illnesses or other food safety incidents could also adversely affect the price and availability of affected ingredients, resulting in higher costs, disruptions in supply and a reduction in our sales. Furthermore, any instances of food contamination or regulatory noncompliance, whether or not caused by our actions, could compel us, our suppliers, our distributors or our customers, depending on the circumstances, to conduct a recall in accordance with FDA regulations, and comparable state laws. Food recalls could result in significant losses due to their costs, the destruction of product inventory, lost sales due to the unavailability of the product for a period of time and potential loss of existing distributors or customers and a potential negative impact on our ability to attract new customers due to negative consumer experiences or because of an adverse impact on our brand and reputation. The costs of a recall could exceed or be outside the scope of our existing or future insurance policy coverage or limits.

We may not be able to compete successfully in our highly competitive market.

We operate in a highly competitive market. Numerous brands and products compete for limited retailer shelf space. In our market, competition is based on, among other things, product quality and taste, brand recognition and loyalty, product variety, interesting or unique product names, product packaging and package design, shelf space, reputation, price, advertising, promotion and nutritional claims.

We compete with other food brands that develop and sell yogurt and similar products including, but not limited to, Norr, Siggis, Icelandic Provisions, Thor, Green Valley and Chobani. These competitors may be more innovative, have more resources and better brand recognition, have access to more shelf space with retail outlets and be able to bring new products to market faster. We compete with these competitors for retailer shelf space and consumers.

Generally, the food industry is dominated by multinational corporations with substantially greater resources and operations than us. We cannot be certain that we will successfully compete with larger competitors that have greater financial, sales and technical resources. Conventional food companies may acquire our competitors or launch their own competing products, and they may be able to use their resources and scale to more easily respond than we can to competitive pressures and changes in consumer preferences by introducing new products, reducing prices or increasing promotional activities, among other things. Retailers also market competitive products under their own private labels, which are generally sold at lower prices and compete with some of our products. Similarly, retailers could change the merchandising of our products, and we may be unable to retain the placement of our products on store shelves to effectively compete. Competitive pressures or other factors could cause us to lose market share, which may require us to lower prices, increase marketing and advertising expenditures, or increase the use of discounting or promotional campaigns, each of which would adversely affect our margins and could result in a decrease in our operating results and profitability. See "Business—Competition."

Changes in consumer preferences could adversely affect our business.

The food industry, in general, is subject to changing consumer trends, demands and preferences. Trends within the food industry frequently change, and our failure to anticipate, identify or react to changes in these trends could lead to reduced demand and prices for our products, among other concerns, and could have a material adverse effect on our business, financial condition and results of operations.

Our brand and reputation may be diminished due to real or perceived quality or health issues with our products, which could have an adverse effect on our business, reputation, operating results and financial condition.

We believe our consumers rely on us to provide them with high-quality products. Therefore, real or perceived quality or food safety concerns or failures to comply with applicable food regulations and requirements, whether or not ultimately based on fact and whether or not involving us (such as incidents involving our competitors or the dairy industry generally), could cause negative publicity and reduced confidence in our company, brand or products, which could in turn harm our reputation and sales, and could materially adversely affect our business, financial condition and operating results. Although we believe we have a rigorous operating results. Although we believe we have a rigorous quality control process, there can be no assurance that our products will always comply with the standards set for our products. For example, although we strive to keep our products free of pathogenic organisms, they may not be easily detected, and cross-contamination can occur.

We have no control over our products once purchased by consumers. Accordingly, consumers may store our products in a manner that is inconsistent with our directions or store our products for long periods of time, which may adversely affect the quality and safety of our products. If consumers do not perceive our products to be safe or of high quality, then the value of our brand would be diminished, and our business, results of operations and financial condition would be adversely affected.

Any loss of confidence on the part of consumers in the ingredients used in our products or in the safety and quality of our products would be difficult and costly to overcome. Any such adverse effect may significantly reduce our brand value. Issues regarding the safety of any of our products, regardless of the cause, may have a substantial and adverse effect on our brand, reputation and operating results.

The growing use of social and digital media by us, our consumers and third parties increases the speed and extent to which information or misinformation and opinions can be shared. Negative publicity about us, the Family Farm, our brand or our products on social or digital media could seriously damage our brand and reputation. If we do not maintain the favorable perception of our brand, our sales and profits could be negatively impacted.

Legal claims, government investigations or other regulatory enforcement actions could subject us to civil and criminal penalties.

We operate in a highly regulated environment with constantly evolving legal and regulatory frameworks. Consequently, we are subject to heightened risk of legal claims, government investigations or other regulatory enforcement actions. Legal claims, government investigations or regulatory enforcement actions arising out of our failure or alleged failure to comply with applicable laws and regulations could subject us to civil and criminal penalties that could materially and adversely affect our product sales, reputation, financial condition and operating results. In addition, the costs and other effects of defending potential and pending litigation and administrative actions against us may be difficult to determine and could adversely affect our financial condition and operating results.

Failure by our transportation providers to deliver our products on time, or at all, could result in lost sales.

We currently rely upon third-party transportation providers for all of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs, which in turn would adversely affect our operating results.

The consolidation of our customers could adversely affect our business.

Our customers, such as supermarkets, warehouse clubs and food distributors, have consolidated in recent years, and consolidation is expected to continue. These consolidations have produced large, sophisticated customers with increased buying power who are more capable of operating with reduced inventories, opposing price increases, and demanding lower pricing, increased promotional programs and specifically tailored products. These customers also may use shelf space currently used for our products for their own private label products. If we fail to respond to these trends, our volume growth could slow or we may need to lower prices or increase promotional spending for our products, any of which would adversely affect our financial results.

Organic milk producers must feed their animals an organic diet and use organic processes certified through a USDA-accredited organic certifying agency in order to maintain organic certification of the milk produced. A significant decrease in the supply of organic feed, or a significant increase in demand for such feed, could challenge the ability of the Company's suppliers to maintain organic certification, which could also potentially impact the Company's ability to supply products to its customers. In addition, producers of organic milk could be subject to significant or rapid increases in the prices they pay for organic foods for their animals if the availability of the supply of organic feed is disrupted, in which case the cost to obtain organic milk will likely rise. If the Company is subject to significant or rapid increases in the prices it must pay to obtain organic milk or other organic raw materials for any reason, the financial stability of its organic operations could be compromised. In certain scenarios, the Company could be forced to cease or reduce production of organic products, negatively impacting the Company's ability to supply products to its customers.

Organic certification can be difficult and expensive to maintain. We cannot assure you that we (or our suppliers of raw materials) can maintain that certification.

In order for the Company to label its products "organic," it must be able to demonstrate that all of the feed, farm operations, fluid milk, eggs and other ingredients, as well as the processing steps involved in the production of the finished goods, meet required standards. The U.S. Department of Agriculture (USDA) has adopted national organic regulations as required by the Organic Food Production Act of 1990 (7 U.S.C. 6501 et al.) that set forth the minimum standards that must be met in order to label products "certified organic" using the USDA "Organic" label. A third-party certifier is used to confirm that all of the Company's products and steps in the supply chain are in compliance with these regulations. The Company can make no assurance that organic regulations will not be modified in the future or that such changes would result in additional compliance costs to the Company and its suppliers. The Company can make no assurance that one or more of its suppliers of organic raw materials will fail to continue to meet the required standards. In addition, the budget of the USDA's National Organic Program is limited, and its ability to enforce the standards is limited and may lead to a loss of confidence in the USDA's organic label. Such events could have an adverse financial effect on the Company's financial results.

Disruptions in the economy may adversely affect our

business, results of operations and financial condition.

Adverse and uncertain economic conditions may impact distributor, retailer and consumer demand for our products. In addition, our ability to manage normal commercial relationships with our suppliers, co-manufacturers, distributors, retailers, consumers and creditors may suffer. Consumers may shift purchases to lower-priced or other perceived value offerings during economic downturns. In addition, consumers may choose to purchase private label products rather than branded products because they are generally less expensive. Distributors and retailers may become more conservative in response to these conditions and seek to reduce their inventories. Our results of operations depend upon, among other things, our ability to maintain and increase sales volume with our existing distributors and retailer customers, our ability to attract new consumers, the financial condition of our consumers and our ability to provide products that appeal to consumers at the right price. Prolonged unfavorable economic conditions may have an adverse effect on our sales and profitability.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$150,000**

Use of Proceeds: 67.5% (inventory purchase, co-packing), 5% staff, 20% trade spend, 7.5% Wefunder intermediary fee

---

If we raise: **$1,200,000**

Use of Proceeds: We are using these funds to support a national brand rollout. We envision using the funds in the following manner but it may vary as we grow: 27.5% towards (inventory purchase, co-packing), 15% towards marketing (social media advertising), 7.5% towards staff, 7.5% towards Wefunder fees, 15% towards trade spend, 20% towards paying down short term debt, 7.5% Wefunder intermediary fee. We envision prioritizing our uses of funds in a manner that most efficiently propels our growth.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Use of XX Investments LLC as Transfer Agent and Custodian. Investments will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of our transfer agent, XX Investments LLC. XX Investments LLC will act as custodian and hold legal title to the investments for investors that enter into a Custodial and Voting Agreement with XX Investments LLC and will keep track of those investors' beneficial interests in the investments. In addition, investors' interests in the investments will be recorded in each investor's "My Investments" screen. The investor will also be emailed again the Investor Agreement and, if applicable, the Custodial and Voting Agreement. The Investor Agreement and, if applicable, the Custodial and Voting Agreement will also be available on the "My Investments" screen.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice

about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

<u>An Investor's right to cancel.</u> An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

<u>The Company's right to cancel.</u> The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

To view a copy of the SAFE you will purchase, please see Appendix B, Investor Contracts. The main terms of the SAFEs are provided below.

The SAFEs. We are offering securities in the form of a Simple Agreement for Future Equity ("SAFE"), which provides Investors the right to **Preferred Units** in the Company ("**Preferred Units**"), when and if the Company sponsors an equity offering that involves **Preferred Units**, on the standard terms offered to other Investors.

Conversion to Preferred Equity. Based on our SAFEs, when we engage in an offering of equity interests involving **Preferred Units**,
Investors will receive a number of **Preferred Units** calculated using the method that results in the greater number of **Preferred Units**:

i. the total value of the Investor's investment, divided by the price of **Preferred Units** issued to new Investors, or
ii. if the valuation for the company is more than $15,000,000.00 (the "Valuation Cap"), the amount invested by the Investor divided by the quotient of
  a. the Valuation Cap divided by
  b. the total amount of the Company's capitalization at that time.

Additional Terms of the Valuation Cap. For purposes of option (ii) above, the Company's capitalization calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Units basis):

- Includes all shares of Capital Units issued and outstanding;
- Includes all Converting Securities;
- Includes all (i) issued and outstanding Options and (ii) Promised Options; and
- Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

Investors who receive Units subject to the Valuation Cap will also receive dividend rights.

Liquidity Events. If the Company has an initial public offering or is acquired by, merged with, or otherwise taken over by another company or new owners prior to Investors in the SAFEs receiving **Preferred Units**, Investors will receive proceeds equal to the greater of

1. the Purchase Amount (the "Cash-Out Amount") or
2. the amount payable on the number of shares of Common Units equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount")

Liquidity Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard nonparticipating **Preferred Units**. The Investor's right to receive its Cash-Out

Amount is:

1. Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Units);
2. On par with payments for other Safes and/or **Preferred Units**, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or **Preferred Units**, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or **Preferred Unit** in proportion to the full payments that would otherwise be due; and
3. Senior to payments for Common Units.

Irrevocable Proxy. The Investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, will appoint XX Team LLC ("XX Team") as the Investor's true and lawful proxy and attorney (the "Proxy"), with the power to act alone and with full power of substitution, on behalf of the Investor to:

1. direct the voting of all securities purchased through wefunder.com, and to direct the exercise of all voting and other rights of Investor with respect to the Company's securities, and
2. direct, in connection with such voting power, the execution of any instrument or document that XX Team determines is necessary and appropriate in the exercise of its authority. Such Proxy will be irrevocable. If an investor has entered into the Custodial and Voting Agreement with XX Investments LLC ("XX Investments"), then XX Investments will be the entity that XX Team directs to vote and take any other actions in connection with such voting (including the execution of documents) on behalf of such investor.

Repurchase. If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended ("Exchange Act"), as required by Section 12(g) or 15(d) thereof, the Company shall have the option to repurchase the securities from each Investor for the greater of

1. the purchase price of the securities, and
2. the fair market value of the securities, as determined by an independent appraiser of securities chosen by the Company. The foregoing repurchase option will terminate upon a Change of Control or Dissolution Event (each as defined in the Company's Investment Agreement).

14. Do the securities offered have voting rights?

☑ Yes
☐ No

15. Are there any limitations on any voting or other rights identified above?

☐ Yes:
☑ No: Irrevocable voting proxy granted to XX Team.

16. How may the terms of the securities being offered be modified?

Any provision of this Safe may be amended, waived or modified by written consent of the Company and either

a. the Investor or

b. the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), provided that with respect to clause (ii):

   A. the Purchase Amount may not be amended, waived or modified in this manner,

   B. the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and

   C. such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and

B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;

2. to an accredited investor;

3. as part of an offering registered with the U.S. Securities and Exchange Commission; or

4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
This is an LLC with no issued units.			

This is an LLC with no issued units.

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

The company has not yet authorized preferred units, which investors in the SAFE, if converted as part of an equity financing, will receive. Preferred units have a liquidation preference over common units.

The company intends to issue Class A interests, representing up to a 13% interest in the company (prior to issuance of any units or securities convertible into units in the company's current offering), to certain affiliated parties in recognition of support provided to the company and its operations.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the unitholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the unitholders** may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The unitholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The unitholders have the right to redeem their securities at any time. **Unitholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of **units**. As discussed in Question 13, when we engage in an offering of equity interests involving **Preferred Units**, Investors may receive a number of **Preferred Units** calculated as either (i) the total value of the Investor's investment, divided by the price of the **Preferred Unit** being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time.

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the **Preferred Units** that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our **management**. Among the factors we may consider in determining the price of **Preferred Units** are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

In the future, we will perform valuations of our **units** that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Maria Painter
Issue date	12/05/21
Amount	$5,993.00
Outstanding principal plus interest	$3,492.55 as of 06/18/23
Interest rate	3.72% per annum
Maturity date	12/06/24
Current with payments	Yes

This is a family loan due on demand with a 3 year maturity date. Partial Payment of principal and interest was made in 2022.

The company intends to issue Class A interests, representing up to a 13% interest in the company (prior to issuance of any units or securities convertible into units in the company's current offering), to certain affiliated parties in recognition of support provided to the company and its operations.

Loan

Lender	First Citizens Community Bank
Issue date	01/27/23
Amount	$1,000,000.00
Outstanding principal plus interest	$994,676.36 as of 06/18/23
Interest rate	9.75% per annum
Maturity date	01/28/27
Current with payments	Yes

This is a bank loan and doesn't use exemptions. This is an adjustable rate loan at prime +2%. Interest only payments for the first 24 months. It is personally guaranteed by John P. Painter II, Bradley Painter, Clinton Painter, Lynda Painter, Stephanie Painter and Hayley Painter. It is co-borrowed by Painterland Farms, LLC. It is also collateralized by real estate in the John P. Painter Trust. The company intends to issue Class A interests, representing up to a 13% interest in the company (prior to issuance of any units or securities convertible into units in the company's current offering), to certain affiliated parties in recognition of support provided to the company and its operations.

Loan

Lender	Painterland Farms
Issue date	02/14/23
Amount	$66,000.00
Outstanding principal plus interest	$66,000.00 as of 06/18/23
Interest rate	3.72% per annum
Maturity date	02/15/26
Current with payments	Yes

This loan is due on demand with a 3 year maturity date. The accrued interest is accrued annually. The company intends to issue Class A interests, representing up to a 13% interest in the company (prior to issuance of any units or securities convertible into units in the company's current offering), to certain affiliated parties in recognition of support provided to the company and its operations.

Loan

Lender	Lynda Painter
Issue date	04/16/23
Amount	$450,026.00
Outstanding principal plus interest	$450,026.06 as of 06/18/23
Interest rate	3.72% per annum
Maturity date	04/17/26
Current with payments	Yes

Due on Demand with a 3 year maturity date. The company intends to issue Class A interests, representing up to a 13% interest in the company (prior to issuance of any units or securities convertible into units in the company's current offering), to certain affiliated parties in recognition of support provided to the company and its operations.

Loan

Lender	First Citizens Community Bank
Issue date	05/06/23
Amount	$300,000.00
Outstanding principal plus interest	$300,000.00 as of 06/18/23
Interest rate	7.0% per annum
Current with payments	Yes

It is a revolving line of credit; with on demand as the maturity date. It is collateralized by Lynda Painter's account at Met Life of $300,000. This is a bank loan, it does not require a securities exemption.

The company intends to issue Class A interests, representing up to a 13% interest in the company (prior to issuance of any units or securities convertible into units in the company's current offering), to certain affiliated parties in recognition of support provided to the company and its operations.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
		No exempt offerings.		

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Maria Painter
Amount Invested	$5,993.00
Transaction type	Loan
Issue date	12/05/21
Outstanding principal plus interest	$3,492.55 as of 06/18/23
Interest rate	3.72% per annum
Maturity date	12/06/24
Current with payments	Yes
Relationship	Mother

Name	Painterland Farms
Amount Invested	$66,000.00
Transaction type	Loan
Issue date	02/14/23
Outstanding principal plus interest	$66,000.00 as of 06/18/23
Interest rate	3.72% per annum
Maturity date	02/15/26
Current with payments	Yes
Relationship	Painterland Farms

Name	Lynda Painter
Amount Invested	$450,026.00
Transaction type	Loan
Issue date	04/16/23
Outstanding principal plus interest	$450,026.06 as of 06/18/23
Interest rate	3.72% per annum
Maturity date	04/17/26

Current with payments	Yes
Relationship	Grand-Mother

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Female farmer-owned organic yogurt making a difference.

Milestones

Painterland Sisters LLC was incorporated in the State of Pennsylvania in August 2020.

Since then, we have:

- Fastest-growing yogurt brand in dollars + units in the natural channel. (SPINS, last 12-wk 4/1/23)

- Within our first year in business (launch: March 2022), we've reached $1.3 million in sales

- Since launching in March 2022, our yogurt is sold in over 45 states, nearing 1,500 locations

- Our on-shelf velocity increased from 3 units/per store/per week to 5 units in 4 months

- We reach an average of 1 million users across all platforms

- Women-owned, Farmer-owned, Sister-owned, Mother-owned

- We source our organic milk from our regenerative family farm and others like it in the region

Historical Results of Operations

Our company was organized in August 2020 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2022, the Company had revenues of $653,769 compared to the year ended December 31, 2021, when the Company had revenues of $600. Our gross margin was 13.49% in fiscal year 2022, compared to -1854.33% in 2021.

- *Assets.* As of December 31, 2022, the Company had total assets of $359,596, including $123,536 in cash. As of December 31, 2021, the Company had $9,900 in total assets, including $9,206 in cash.

- *Net Loss.* The Company has had net losses of $813,863 and net losses of $156,532 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.

- *Liabilities.* The Company's liabilities totaled $1,129,096 for the fiscal year ended December 31, 2022 and $168,825 for the fiscal year ended December 31, 2021.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $1,832,019 in debt.

After the conclusion of this Offering, should we hit our maximum funding target, our projected runway is 7 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 7 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Painterland Sisters LLC cash in hand is $84,263.69, as of June 2023. Over the last three months, revenues have averaged $235,424/month, cost of goods sold has averaged $191,761/month, and operational expenses have averaged $189,143/month, for an average burn rate of $145,480 per month. Our intent is to be profitable in 30 months.

Since the date our financials cover, both our revenue and expenses have accelerated. We've did $633,987 of revenue in Q1 2023.

In the next 5 months from August-December 2023 we project to have $1,958,052 in revenue and $2,419,250 in expenses.

We are not currently profitable. We need a total of $2.7 million to reach profitability including this Wefunder Raise.

There are no other funds available. We are exploring bridge loans from friends and family and purchase order financing.

While we partner closely with Painterland Farms for sourcing, we currently have no formal agreement in place with them.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Hayley Painter, certify that:

(1) the financial statements of Painterland Sisters LLC

included in this Form are true and complete in all material

respects ; and

(2) the financial information of Painterland Sisters LLC included in this Form reflects accurately the information reported on the tax return for Painterland Sisters LLC filed for the most recently completed fiscal year.

Hayley Painter
Co-CEO Painterland Sisters

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    i. in connection with the purchase or sale of any security?
    ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission?
    ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
    ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    i. in connection with the purchase or sale of any security?
    ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission?
    ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
    ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    i. at the time of the filing of this offering statement bars the person from:

        A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

        B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

        C. engaging in savings association or credit union activities? ☐ Yes ☑ No

    ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

    ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

    iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

    ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an

Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes

XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identity of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://painterlandsisters.com//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Painterland Sisters SAFE

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Hayley Painter
Jim Hyland
Stephanie Painter

Appendix E: Supporting Documents

ttw_communications_130374_224000.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Painterland Sisters SAFE

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Hayley Painter

Jim Hyland

Stephanie Painter

Appendix E: Supporting Documents

ttw_communications_130374_224000.pdf
Operating_Agreement_-_Painterland_Sisters_LLC.DOCX-4.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Painterland Sisters LLC

By

Hayley Painter

Co-Founder & Co-CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Stephanie Painter

Co-Ceo
6/29/2023

Hayley Painter

Co-Founder & Co-CEO
6/29/2023

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.